UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated March 14, 2014 relating to inside information of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name: Title:	Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Dated: March 14, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

This announcement is made by Hong Kong Television Network Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Reference is also made to the announcements of the Company dated 20 December 2013 and 11 March 2014 (the “Announcements”) regarding the provision of OTT and mobile television services. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those in the Announcements.

MOBILE TELEVISION AND OTT SERVICES

The Company understands from OFCA’s recent statements that even if the Company uses the DVB-H transmission standard suggested by OFCA, it may still need to obtain a free television programme service license when technology evolves to enable television sets or other non-mobile devices in more than 5,000 specified premises to receive its mobile television services.

In light of these statements and the potential technological development as mentioned above, the Board has reviewed the position and it appears that there is no technical solution that allows the Group to provide mobile television services in the long run which would satisfy its mobile television license’s requirement to provide a coverage of at least 50% of the Hong Kong population, without contravening the Broadcasting Ordinance’s requirement (which, according to OFCA’s current interpretation, the Group cannot render its mobile television service available for reception by an audience of more than 5,000 specified premises without obtaining a domestic free/pay television programme service license).

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The Company will continue to discuss and seek clarifications from OFCA on the legal and technical aspects of the Group’s mobile television business. The Board will also actively review the Company’s position and take such measures as the Board considers appropriate, including seeking appropriate relief from the court and exploring opportunities with respect to its OTT business.

Further announcement will be made by the Company in accordance with the Securities and Futures Ordinance and the Listing Rules as and when appropriate.

Shareholders and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board

Hong Kong Television Network Limited

Wong Wai Kay, Ricky

Chairman

Hong Kong, 14 March 2014

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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